SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

Mercer International Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.5% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2010
(Title of Class of Securities)
U58839AA6, 588056AG6 and 588056AF8
(CUSIP Number of Class of Securities)

David M. Gandossi
Mercer International Inc.
650 West Georgia Street
Suite 2840
Vancouver, British Columbia, Canada V6B 4N8
(604) 684-1099
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

H.S. Sangra, Esq. Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 (604) 662-8808	David R. Wilson, Esq. Davis Wright Tremaine LLP Suite 2200, 1201 Third Avenue Seattle, Washington 98101-3045 (206) 757-8274

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$67,255,000	$3,752.83
*	The transaction valuation is estimated solely for the purposes of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. The transaction valuation estimate assumes the exchange of $67,255,000 principal amount of the existing 8.5% Convertible Senior Subordinated Notes due 2010 of Mercer International Inc.

**	The amount of Filing Fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .00005580 or $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3,752.83 Form or Registration No.: Schedule TO Filing Party: Mercer International Inc. Date Filed: July 13, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT
     This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2009 (the “Original Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed with the SEC on August 11, 2009 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule TO filed with the SEC on August 25, 2009 (“Amendment No. 2”), as further amended by Amendment No. 3 to Schedule TO filed with the SEC on September 9, 2009 (“Amendment No. 3”), and as further amended by Amendment No. 4 to Schedule TO filed with the SEC on September 11, 2009 (“Amendment No. 4”) (collectively, the “Schedule TO”), by Mercer International Inc., a Washington corporation (“Mercer”) pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule TO relates to an offer by Mercer to exchange (the “Exchange Offer’”) any and all of its outstanding 8.5% Convertible Senior Subordinated Notes due 2010 (the “Old Notes”).
     Mercer sought to exchange any and all outstanding Old Notes in the Exchange Offer.
     The Exchange Offer, which was commenced on July 13, 2009, extended on each of August 11, 2009 and August 25, 2009, and amended on September 9, 2009, expired at 5:00 p.m., New York City time, on September 23, 2009.
     The Exchange Offer was made upon the terms and subject to the conditions described in the Amended and Restated Offering Circular dated September 9, 2009 (the “Amended and Restated Offering Circular”), and the accompanying Amended and Restated Letter of Transmittal, which are filed as exhibits (a)(1)(v) and (a)(1)(vi) to Amendment No. 3, respectively.
     This Amendment No. 5 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act. This Amendment No. 5 reports the results of the Exchange Offer by amending only the items of the Schedule TO included below, and unaffected items are not included herein. Except as specifically amended by this Amendment No. 5, the Schedule TO remains in full force and effect.
Item 4.  Terms of the Transaction.
     Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:
     The Exchange Offer expired on September 23, 2009 (the “Expiration Date”). As of the Expiration Date no Old Notes had been tendered for exchange and approximately $67.3 million principal amount of Old Notes currently remain outstanding.
Item 12.  Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(5)(v)	Press Release, dated September 24, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated September 24, 2009).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

MERCER INTERNATIONAL INC.
By:	/s/ David M. Gandossi
	Name:	David M. Gandossi
	Title:	Secretary, Executive Vice President and Chief Financial Officer

Date:  September 24, 2009

EXHIBIT INDEX
(a)(1)(i)	*	Offering Circular, dated July 13, 2009.

(a)(1)(ii)	*	Letter of Transmittal.

(a)(1)(iii)	*	Letter to DTC Participants.

(a)(1)(iv)	*	Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(v)	*	Amended and Restated Offering Circular, dated September 9, 2009.

(a)(1)(vi)	*	Amended and Restated Letter of Transmittal.

(a)(1)(vii)	*	Amended and Restated Letter to DTC Participants.

(a)(1)(viii)	*	Amended and Restated Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)(i)		Press Release, dated July 13, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated July 13, 2009).

(a)(5)(ii)		Press Release, dated August 11, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated August 11, 2009).

(a)(5)(iii)		Press Release, dated August 25, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated August 25, 2009).

(a)(5)(iv)		Press Release, dated September 9, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated September 9, 2009).

(a)(5)(v)		Press Release, dated September 24, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated September 24, 2009).

(b)		Not applicable.
(d)		(i)	Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Mercer’s Current Report on Form 8-K dated October 15, 2003).

(d)		(ii)	First Supplemental Indenture dated as of March 1, 2006 to Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Form 10-K dated March 16, 2006).

(d)		(iii)	Form of Indenture between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Form T-3 dated July 13, 2009, as amended by Amendment No. 1 to the Form T-3 dated September 9, 2009).

(d)	*	(iv)	Form of Warrant Agreement between Mercer and Mellon Investor Services LLC, as warrant agent.
(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO